UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12061828

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd.
(No. and Street)

La Vista (City) NE (State) 68128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gayle Parsons (402)399-9111, ext 3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 09 2012
REGISTRATIONS BRANCH
09

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gayle Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP of Accounting

Title



GENERAL NOTARY - State of Nebraska
KEVIN L. LAMMERS
My Comm. Exp. Mar. 14, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

SECURITIES AMERICA, INC.
(an indirect wholly-owned subsidiary of
Ladenburg Thalmann Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Securities America, Inc.
La Vista, Nebraska

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company"), an indirect wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Securities America, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2012

SECURITIES AMERICA, INC.

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 9,889,825
Cash - segregated under federal and other regulations	170,454
Securities owned, at fair value	57,340
Due from clearing brokers, net	10,386,829
Commissions receivable	5,894,221
Agents balances and other receivables, net of allowance of $403,000	2,482,674
Notes receivable - agents, net of allowance of $339,000	13,359,157
Due from affiliates	25,768,770
Intangible assets, net	3,445,034
Deferred tax asset	499,688
Goodwill	31,875,474
Prepaid expenses and other assets	2,124,847
	$ 105,954,313
LIABILITIES	
Commissions payable	$ 13,561,033
Securities sold, not yet purchased, at fair value	10,662
Accrued compensation	1,599,250
Accrued expenses and other liabilities	1,741,135
Deferred income	658,748
	17,570,828
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 200 shares, issued and outstanding 100 shares	100
Capital in excess of par value	153,331,932
Accumulated deficit	(64,948,547)
	88,383,485
	$ 105,954,313

See notes statement of financial condition

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2011

NOTE A - DESCRIPTION OF BUSINESS

Securities America, Inc. (the "Company") is a wholly-owned subsidiary of Securities America Financial Corporation ("SAFC"), which is wholly owned by Ladenburg Thalmann Financial Services Inc. ("LTS"). LTS is a public company whose stock trades on the NYSE Amex under the symbol LTS. Securities America Advisors, Inc. ("SAA") and Brecek & Young Advisors, Inc. ("BYA") are registered investment advisory firms, wholly owned by SAFC. On November 4, 2011, LTS purchased 100% of the outstanding common stock of SAFC from Ameriprise Financial, Inc. ("Ameriprise") for $150 million in cash and potential future payments if SAFC and its subsidiaries reach certain financial criteria.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides securities distribution and brokerage services and also offers other financial products, including variable annuity insurance products, through a network of independent contractor-brokers and insurance agents. The Company operates on a fully disclosed basis and is exempt from provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC (the clearing brokers).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

In preparing this financial statement in conformity with generally accepted accounting principles (GAAP) in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing this financial statement is reasonable and prudent. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less cash equivalents. Cash equivalents at December 31, 2011 consist of money market funds which are carried at fair value of $8,100,661.

[3] Financial instruments:

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

[4] Securities transactions:

Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable require the Company to estimate the value of the securities using the best information available.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[6] Goodwill:

Goodwill primarily arose as the acquisition of the Company by Ameriprise's former parent in a prior year. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The annual impairment test performed on December 31, 2011, did not indicate any impairment of goodwill. There was no change to the carrying amount of goodwill during 2011.

[7] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

[8] Commissions and fees:

Customer security transactions executed, but unsettled, are reflected in due from clearing brokers and commissions receivable and payable in the statement of financial condition.

NOTE C - NOTES RECEIVABLE - AGENTS

From time to time, the Company may make loans to its independent contractor-brokers, primarily to newly recruited brokers to assist in the transition process. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging from 0% to 6.25%) to the Company's independent representatives. These notes have various schedules for repayment or forgiveness and mature at various dates through 2017. The Company also provides an allowance for doubtful accounts on its receivables from independent representatives based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectability and possible write-offs where a loss is deemed possible.

The carrying value of notes receivable from agents, which are recorded at cost, as of December 31, 2011, is $13,359,157, which approximates fair value. Fair value is determined based on a valuation technique to convert future cash payments or forgiveness transactions to a single discounted present value amount.

NOTE D - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2011, cash received from customers of $170,454 has been segregated in a special account for the exclusive benefit of customers under the provisions of SEC Rule 15c3-3, section (k)(2)(i). Such amounts are promptly transmitted to the applicable counterparties.

NOTE E - RELATED PARTY TRANSACTIONS

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The Company has an expense sharing arrangement with SAA and is allocated overhead expense from its parent, SAFC. Amounts due to and from affiliates of the Company are settled periodically.

Amounts due from affiliates of the Company as of December 31, 2011, are as follows:

	2011
SAFC	$ 25,709,092
BYA	59,678
	$ 25,768,770

NOTE F - INCOME TAXES

Prior to the sale on November 4, 2011 to LTS, the Company filed consolidated federal and state income tax returns with Ameriprise and its subsidiaries. Subsequent to the sale, the Company will be included in LTS's consolidated federal income tax return and state income tax returns as applicable. Federal income taxes are provided by the Company as if it filed its own separate return, except that pursuant to a tax sharing agreement with Ameriprise, current tax benefits for losses were recognized to the extent they were utilized in the consolidated return to reduce the consolidated tax liability. Pursuant to the agreement, Ameriprise paid the Company for utilization of such benefits. In April 2011, the tax sharing agreement was amended to provide that Ameriprise would reimburse the Company for tax benefits only to the extent the benefits could be utilized by the Company on a separate return basis in a later year. Further, the amendment provided that Ameriprise (and not the Company or SAFC) would be entitled to a tax deduction attributable to the $123 million settlement described in Note L.

NOTE F - INCOME TAXES (CONTINUED)

Deferred tax amounts are comprised of the following at December 31, 2011:

Deferred tax assets:	
Allowances for receivables	$ 259,700
Accrued liabilities	355,075
Intangible assets	95,151
Stock based compensation	114,924
Unrealized loss on securities	121,639
Total deferred tax assets	946,489
Deferred tax liability:	
Goodwill	(446,801)
Net deferred tax asset	$ 499,688

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no valuation allowance has been established.

As described above, the Company is included in consolidated federal and state income tax returns filed by Ameriprise. Accordingly, the Company is jointly, with other members of the consolidated group, and severally liable for any additional taxes that may be assessed against the group. In connection with the acquisition by LTS, Amerprise has agreed to indemnify LTS for any such assessments imposed on any members of the group other than SAFC and its subsidiaries. Ameriprise has disclosed that the IRS is currently auditing its U.S. income tax returns for 2008 and 2009 and that certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1999 through 2009. Ameriprise has also disclosed that federal and state income tax returns remain open for the years after 2009.

NOTE G - EMPLOYEE BENEFIT PLAN

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

NOTE H - LEASES

The Company has non-cancelable operating leases, primarily for office space, the last of which expires in 2012. Future minimum lease payments for the year ending December 31, 2012 is $111,675.

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2011

NOTE I - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2011 consist of:

	Estimated Life in Years	December 31, 2011 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Brokerage relationships	15	$ 4,100,000	$ 864,133	$ 3,235,867
Non-compete covenants	4-5	700,000	490,833	209,167
		$ 4,800,000	$ 1,354,966	$ 3,445,034

NOTE J - STOCK COMPENSATION PLANS

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and the 2009 Incentive Compensation Plan (the "2009 Option Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The option plans each provide for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee whom at the time of the grant, possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")).

The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2011, LTS had 12,253,506 options available to grant under the 2009 Option Plan and 648,154 non-qualified options available to grant under the 1999 Option Plan.

Stock option activity related to options granted by LTS to the Company's employees under the 2009 Option Plan and related information for the year ended December 31, 2011 are provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010				
Granted during 2011	552,000	1.68		
Outstanding at December 31, 2011	552,000	1.68	9.85	441,600
Expected to vest	509,627	1.68	9.85	407,702

NOTE J - STOCK COMPENSATION PLANS (CONTINUED)

Stock option activity related to options granted by LTS to the Company's independent contractors under the 2009 Option Plan and related information for the year ended December 31, 2011 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010				
Granted during 2011	4,812,446	1.68		
Forfeited during 2011	(7,049)	1.68		
Outstanding at December 31, 2011	4,805,397	1.68	9.85	3,827,172
Expected to vest	3,799,637	1.68	9.85	3,026,218

Option grants were also issued to the Company's employees by Ameriprise prior to the acquisition by LTS. Unvested options were paid as cash to the participants on November 25, 2011. Any unexercised stock options after February 3, 2012 were forfeited.

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2011, the Company's employees did not participate in the Plan.

NOTE K - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 or the Rule) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternate method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2011, the Company had net capital of $8,261,264 which was $8,011,264 in excess of the required net capital of $250,000.

NOTE L - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker-dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

NOTE L - COMMITMENTS AND CONTINGENCIES (CONTINUED)

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, state securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

In July 2009, two issuers of private placement interests (Medical Capital Holdings, Inc./Medical Capital Corporation and affiliated corporations and Provident Shale Royalties, LLC and affiliated corporations) sold by the Company were the subject of SEC actions against those entities and individuals associated with them, which has resulted in the filing of several putative class action lawsuits naming the Company and its affiliated and parent companies, as well as related regulatory inquiries. Over $400 million of Medical Capital and Provident Shale investments made by the Company's clients are outstanding and currently in default. On January 26, 2010, the Commonwealth of Massachusetts filed an administrative complaint against the Company in connection with the sale of Medical Capital interests. On August 5, 2010, the State of Montana filed an Administrative Complaint against the Company as well as several Company officers and financial advisors. On February 13, 2012, the State of New Hampshire commenced an action against the Company and two financial advisors in connection with the sale of Medical Capital interests. A significant number of FINRA arbitrations were brought against the Company relating to the sale of these interests. Several of them were settled individually and there was one adverse ruling. The putative class actions and arbitrations generally allege violations of state and/or federal securities laws in connection with the Company's sales of these private placement interests. These actions were commenced in September 2009 and thereafter. The Medical Capital-related class actions were centralized and moved to the Central District of California by order of the United States Judicial Panel on Multidistrict Litigation. The Provident Shale-related class actions were pending in Texas federal court. On June 22, 2010, the Liquidating Trustee of the Provident Liquidating Trust filed an adversary action ("Liquidating Trustee Action") in the Provident bankruptcy proceeding naming the Company on behalf of both the Provident Liquidating Trust and a number of individual Provident investors who allegedly assigned their claims. The Liquidating Trustee Action generally alleges the same types of claims as are alleged in the Provident class actions, as well as a claim under the Bankruptcy Code. The Liquidating Trustee Action was moved from bankruptcy court to the Texas federal court with the other Provident class actions.

On January 24, 2011, the Medical Capital class action was transferred to the Northern District of Texas (the "Court"), where the Provident class action was pending, so that coordinated settlement negotiations could be conducted. On April 15, 2011, the Company and SAFC entered into two settlement agreements - a master arbitration settlement and a class action settlement - which, in exchange for release of pending arbitration and litigation claims (including certain class action claims pending against the Company and the claims brought by the Liquidating Trustee), provide for the payment of a total of $123 million. The two settlements were subject to certain conditions, including participation requirements for claimants to be covered by the settlements, and preliminary and final review and Court approval of the class action settlement. The Court granted preliminary approval of the class action settlement on April 29, 2011, and on August 9, 2011, the Court issued a final order approving the class action settlement. On September 9, 2011, after the time period for appeals had expired, the class action settlement funds were released to class counsel and payments made to class members. Payments to counsel representing the settling arbitration claimants were also made.

The Administrative Complaint brought against the Company by the Commonwealth of Massachusetts on January 26, 2010, was settled on May 24, 2011. Under such settlement, the Company paid $2.8 million to Massachusetts investors. The Montana and New Hampshire actions are still pending. Ameriprise has agreed to indemnify the Company for any loss related to such actions.

NOTE L - COMMITMENTS AND CONTINGENCIES (CONTINUED)

SAFC paid approximately $123 million in settlement of the class action and arbitration claims described above on behalf of the Company and SAFC. SAFC obtained funds for such settlement amounts through a special purpose loan from Ameriprise. On November 4, 2011, Ameriprise released SAFC from all repayment obligations under such special purpose loan and, in turn, SAFC released the Company. The Company recorded a capital contribution of $70 million related to the release.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims and arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Upon final resolution, amounts payable may differ materially from amounts accrued.

NOTE M - FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

The following is a description of the valuation techniques used to measure fair value of cash equivalents and securities and the general classification of these instruments pursuant to the fair value hierarchy.

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value ("NAV") and classified as Level 1.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include mutual funds and equity securities with quoted prices in an active market. Level 2 securities include certain investments in government backed debt obligations. The Company has no Level 3 securities.

SECURITIES AMERICA, INC.

Notes to Statement of Financial Condition
December 31, 2011

NOTE M - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Total
Assets:			
Money market investments	$ 8,100,661		$ 8,100,661
Mutual fund investments	57,340		57,340
Total assets at fair value	$ 8,158,001		$ 8,158,001
Liabilities:			
Securities sold, not yet purchased	$ 662	$ 10,000	$ 10,662

NOTE N - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company uses two third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory requirements. The Company is subject to credit risk should these brokers be unable to fulfill their obligations. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers. Commissions receivable are due from a large number of mutual funds. These receivables are uncollateralized.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2011, there were no amounts to be indemnified to the clearing brokers for customer accounts.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.